

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

Via E-mail
Xiaohong Feng
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

> RE: **China Housing & Land Development, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 1-34065**

Dear Mr. Feng:

We have reviewed your response letter dated July 8, 2013, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Statements of Cash Flows, page 49

1. Regarding prior comment 4, there is no basis for your statement that the interest component embedded in your annual cash payments to Prax cannot be measured. The aggregate interest component is the difference between the $89 million forward contract price and the fair value of the mandatorily redeemable financial instrument at the May 2010 inception date. The interest cost for each period can be easily calculated by multiplying the interest rate times the outstanding liability balance for each period. Note that each annual payment to Prax contains an interest component and a principal component. Please revise as previously requested.

Note 14, page 66

2. We have read your response to our prior comment number 10. It appears that you have been unable to identify any authoritative guidance to support a determination that the redemption agreement should not be valued and accounted for as a physically settled forward contract. Consequently, we remain unable to conclude that your application of a 45% discount rate conforms to the relevant accounting guidance. Your fact pattern is consistent with the example cited in ASC 480-10-55-14 given that the stock redemption terms negotiated in the May 2010 Amended Shareholders' Agreement with Prax constitute a physically settled forward purchase contract under which you were obligated to pay a fixed $89 million forward contract price in 3 equivalent payments over a 31 month period. The $89 million forward price is assumed to be the market price given that no cash consideration was exchanged at inception of the Amended Agreement. We understand that Prax maintained custody of the shares until payment was received and continued to exercise all of the rights attached to those shares until each payment was made, at which time a portion of the shares was surrendered. In estimating the fair value (present value) of the liability at inception, ASC 820-10-35-16C requires that "In all instances, the reporting entity shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs." ASC 820-10-55-57, consistent with ASC 835-30-25-12, specifically identifies the entity's borrowing rate as an observable input when calculating the present value of a liability. As previously observed, your 2009 10-K reports that you negotiated a 10% interest rate on guarantee obligations payable to Prax and that you incurred a 6.6% average interest rate on secured borrowings. Your March 31, 2010 10-Q reports that you borrowed $30 million in the quarter with rates ranging from prime to 10%. There are no objectively reliable observable inputs that support the 45% discount rate or the resulting conclusion that Prax would have agreed to sell their stock for a $43m payment at contract inception. Moreover, the credit enhancements included in the stock redemption terms support a downward adjustment to these rates because they are observable inputs which must be considered pursuant to ASC 820-10-35-18. As previously noted, the fact that Prax is not required to surrender any assets until they have cash-in-hand creates a significantly lower degree of credit risk for a market participant than transactions like your contemporaneous borrowing arrangements where the counter-party absorbs the risk that their loans to you will not be repaid. So, it continues to appear that a discount rate approximating the risk-free rate is the appropriate measure to use in recognizing the fair value of the liability. This conclusion is consistent with accepted valuation models for forward contracts including the guidance in the Derivatives and Hedging Training Manual published by the FASB.

Your July 8, 2013 letter asserts that your fact pattern "may appear to be consistent with the example cited in ASC 480-10-55-14" which is titled "Physically Settled Forward Purchase Contract". Presumably you are acknowledging the widely accepted definition of forward contracts which is reflected in the FASB's previously cited description of a forward contract: "Forward contracts are negotiated between two parties to purchase and sell a specific quantity of a commodity, a foreign currency, or a financial instrument at a specified price, with delivery or settlement at a specified future date." However, you then assert that your redemption agreement is not equivalent to a forward contract due to various qualitative factors. Your letter identifies 7 qualitative factors that supposedly differentiate your redemption agreement from a forward contract. We address these factors in the order presented.

- The Registrant (China Housing & Land Development, Inc.) was not an Obligor or Guarantor of the redemption payments. Success Hill, the holding entity for investment (and the entity in which PRAX held its investment), was an Obligor for the redemption payments. The only Obligor other than the joint venture itself (Success Hill) was a subsidiary of China Housing (Manstate Assets Management, Limited) which simply held China Housing's investment and was itself incapable financially of making the payment. This is a standard structure for real estate projects in any country.

We understand that since formation of the Success Hill joint venture, the Registrant has consolidated Success Hill due to its 75% interest. Therefor Success Hill is a consolidated subsidiary of the Registrant and Success Hill's liability under the forward contract must be recognized in the Registrant's consolidated financial statements. Irrespective of that fact, your representation that "the Registrant was not an Obligor or Guarantor of the redemption payments" is inconsistent with Section 5.9 of the May 24, 2010 redemption agreement which clearly states that the Registrant has joint and several liability for the redemption obligation. Similarly, your representation is inconsistent with the disclosures on pages 3 and 51, respectively, of your 2012 10-K: "On May 10, 2010, the Company signed an Amended and Restated Shareholders' Agreement with Prax Capital which became effective on January 1, 2010. The Company was committed to redeeming Prax's investment"; and "Effective January 1, 2010…The Company was committed to redeem all of Prax's ownership interest by December 31, 2012 (Note 14). As a result…the non-controlling interests met the definition of a mandatorily redeemable financial instrument, and was reported within liabilities as mandatorily redeemable non-controlling interests in subsidiaries on the Company's consolidated balance sheets." These disclosures have been in your public filings since the March 31, 2010 10-Q. Consequently, the factor cited in your letter does not appear relevant.

- Puhua Project (the entity formed to build and operate the project) had no cash with which to make the payments. Such cash as it held was committed to the construction of the project. The possibility of its ability to pay in the future depended entirely upon its ability to complete construction and obtain sufficient excess proceeds from profits from presale contracts or post-construction sale contracts of condominiums to permit it to make the payments.

- Success Hill had no borrowing capacity.

- The assets of Success Hill (its ownership in Puhua Project) were subject to collateral arrangements with the banks lending money for the construction of the project.

- At the time that the Redemption Agreement was entered, Puhua Project had presale contracts which were subject to financing arrangements of the buyers and limitations on the use of proceeds, and only profit from the presale purchases would, in fact, became available to make the payments to PRAX, and these were not determinable at May 2010 because the Project was at such an early stage of development.

Please note that a forward contract is an agreement to purchase/sell a specified asset at a specified future date for a specified price. Neither the liquidity status of parties to the contract, nor the liquidity status of the entity whose stock is being bought/sold, have any impact on whether an agreement is a forward contract (see FASB reference above). Further, it is obvious that Prax considered these factors when they specifically outlined the Registrant's performance obligations under the redemption terms of the contract. Consequently, the factors cited in your letter do not appear relevant.

- The "collateral" which PRAX retained – that is, its preferred stock interest in Success Hill was in fact not released in amounts proportionate to the payments it received. Unlike the usual forward contract, the amounts of the payment and of the collateral released on payment were not equal to each other. The amount of each of the first two payments was approximately 35% of the total obligation but PRAX only released 25% of its collateral position in each case. PRAX retained the other 50% of its position as well as all of its approval rights against payment of the last 30%.

We are unable to identify any authoritative guidance suggesting that the payment and collateral release terms must be equivalent throughout the life of the contract in order for the contract to be characterized as a forward contract. The determining factor is that the asset is specifically defined, and that the payment and asset conveyance terms are agreed upon at inception of the contract. This is clearly the case as evidenced by section 5 of the May 24, 2010 redemption agreement. Consequently, the factor cited in your letter does not appear relevant.

- At the time the Redemption Agreement was entered, the Puhua Project (that is, Success Hill) was still highly speculative. Only Phase 1 was under construction and it was only complete to a very limited extent.

The risk characteristics of the asset being bought/sold obviously impact the negotiated forward price, but do not have any impact on whether an agreement is a forward contract. Consequently, the factor cited in your letter does not appear relevant.

Your letter then claims that "the Company could have walked away from the obligation to PRAX and, PRAX could have found itself with only a limited ownership right in an incomplete real estate project". This representation directly conflicts with the previously cited disclosures in your public filing, and with Section 5.9 of the redemption agreement, and with your accounting for the redemption agreement as a mandatorily redeemable financial instrument in your audited financial statements, and with the Registrant's obligations in their Deed of Guaranty contract which names Prax as beneficiary.

Your letter next claims that you negotiated the redemption agreement "in order to eliminate the approval rights which PRAX maintained under both the original agreement and the Redemption Agreement with respect to many of the operational decisions regarding Success Hill," This representation is different from the disclosures in your 2010-2012 filings which advised investors that the purpose of the redemption agreement was to "fix the maximum return on Prax's initial investment" – suggesting that in your view Prax would have generated a greater return absent the redemption. Given this inconsistency, the basis for your new representation is unclear. However, there is no ultimate impact on the accounting for the redemption agreement.

Based on response 5 of your April 25, 2013 letter, it appears that the applicable risk-free rate of return may be 3%. The incremental impact of using a 45% rate has enabled you to overstate your total equity by approximately 20% or more between 2010 and 2013. As previously requested, please revise your accounting for this transaction by filing amendments to your 2012 and 2013 annual and interim filings.

3. The apparent discrepancies between the representations in your July 8, 2013 letter and the disclosures in your prior filings are a concern given that this letter and all of the applicable filings and corresponding certifications have been signed by Xiaohong Feng. Please tell us whether Xiaohong Feng has signed each of the certifications attributed to him. In this regard, please note that the certifications may not be signed on his behalf pursuant to a power of attorney or other confirming authority. See Exchange Act Rule 13a-14.

4. Please provide us with a copy of the manually signed signature pages corresponding with the signatures of Xiaohong Feng on your July 8, 2013 letter and on your December 31, 2012 10-K. See Rule 302(b) of Regulation S-T.

5. Please ensure that the amended filings address each of the material deficiencies cited in our May 24, 2013 comment letter.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief